Mail Stop 0610					February 9, 2006


Mr. David Walters
Chief Executive Officer and President
MT Ultimate Healthcare Corp.
18301 Von Karman, Suite 205
Irvine, California 92612

Re:	MT Ultimate Healthcare Corp.
	Revised preliminary Form 14C
      Filed January 23, 2006
	File No. 0-49915

Dear Mr. Walters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1.  Amendment to Articles of Incorporation

Creation of Blank Check Preferred Stock

1. Please expand the discussion to indicate whether there are currently any plans, agreements, or understandings to issue any of the newly authorized preferred shares that are the subject of the amendment.



Interest of Certain Persons in Matters to be Acted Upon

2. Since Messrs. Walters and Moore currently own 75.2 % of the outstanding common stock and will own 84% of the outstanding shares of common stock after the reverse stock split, please expand the discussion to clarify how the proposed authorization of "blank check"
preferred stock will "permit Mr. Walters and Mr. Moore to exercise greater control over corporate transactions and other matters
....."

Financial statement comments

3. We note your responses to comments 7-9 and 29-48 and look forward to the receipt of your responses and revised periodic reports. Tell us when we may anticipate receiving your responses and revised reports. Please be advised that even if you determine not to proceed with your pending Securities Act filing, the outstanding financial statement comments must be resolved promptly.

General

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	You may contact Christine Allen, Staff Accountant at (202)
551-
3652 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact John Krug, Senior Counsel, at (202) 551-
3862
or me at (202) 551-3715 with any other questions.


      Sincerely,


	Jeffrey Riedler
      Assistant Director

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